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info@foleyshechter.com

www.foleyshechter.com

October 9, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

 Attn: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Content Checked Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File d October 6, 2015
File No. 333-205730

Ladies and Gentlemen:

On behalf of our client, Content Checked Holdings, Inc., a Nevada corporation (the “Company”), set forth below is the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by a letter dated October 8, 2015. The comment letter relates to the Company’s Amendment No. 3 to Registration Statement on Form S-1, File No. 333-205730 (the “Registration Statement”), filed by the Company with the SEC on October 6, 2015 (“Amendment No. 3”).

For your convenience, each Staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 3.

Risk Factors, page 6

Any failure to maintain effective internal control over our financial reporting could materially adversely affect us, page 14

1.	We note that you removed the disclosure that your “. . . independent public accountants, in conducting an audit of Content Checked’s financial statements as of March 31, 2015, identified several control deficiencies that they believed constituted a material weakness, individually and in aggregate.” Please tell us why you removed this disclosure. We further note that on page 8 of your Form 10-Q for the period ending June 30, 2015, you disclose there were no changes in your internal control over financial reporting that occurred during the period covered by that report that materially affected internal control over financial reporting.

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Securities and Exchange Commission

Division of Corporation Finance

October 9, 2015

Page | 2

As part of the preparation of Amendment No. 3, the Company removed this disclosure since it was inadvertently included in Amendment No. 3. In conducting an audit of Content Checked Inc.’s (“CCI”) financial statements as of March 31, 2015, CCI’s independent public accountants did not identify such control deficiencies that they believed constituted a material weakness, individually or in aggregate. Therefore, the Company removed this mistaken disclosure.

2.	Please also revise this risk factor to (1) clarify the distinction between disclosure controls and procedures and internal controls over financial reporting and (2) clearly and separately address disclosure controls and procedures and internal controls over financial reporting. In this regard, we note that the heading and first two sentences of this risk factor refer to internal control over financial reporting, while the third sentence refers to disclosure controls and procedures.

The Company acknowledges the Staff’s comment. As part of the Company’s upcoming filing with the SEC of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, the Company shall include a revised risk factor to (1) clarify the distinction between disclosure controls and procedures and internal controls over financial reporting and (2) clearly and separately address the Company’s disclosure controls and procedures and internal controls over financial reporting, as well as to revise the entire risk factor, as necessary, to make it clear and consistent with the rest of the discussion in such risk factor.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 917.688.4076 if you have any question relating to Amendment No. 3 or this letter.

Sincerely,

/s/ Jonathan Shechter
Jonathan Shechter

cc:	Securities and Exchange Commission

Frank Pigott (Staff Attorney) Terence O’Brien (Accounting Branch Chief) Ameen Hamady (Staff Accountant)

Content Checked Holdings, Inc.
Kris Finstad
David Wells
Foley Shechter LLP
Sasha Ablovatskiy

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